SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

SIGNATURES

News Release

CNH Declares Impasse in UAW Contract Dispute

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939

Lake Forest, Illinois (November 22, 2004) CNH America LLC, a wholly owned subsidiary of CNH Global N.V. (NYSE:CNH), today declared that contract talks between the company and the United Auto Workers (UAW) have reached an impasse, over six months after the UAW rejected the company’s final proposal and following the union’s subsequent strike.

“Since CNH began discussions with the UAW almost a year ago, we have had one objective in mind: to achieve a contract that is fair and equitable for all parties, enabling us to be competitive in the global marketplace we serve,” CNH chief negotiator Tom Graham said. “Our final proposal encompassed the changes needed to begin to bring labor costs at our UAW-represented facilities from double the average cost levels of our other North American manufacturing facilities to an acceptable level. Since the UAW rejected the company’s May 2 contract proposal, further discussions with the union have been unsuccessful. Based on the parties’ respective positions and the union’s subsequent strike against CNH, it is clear that the negotiations have reached an impasse.”

With impasse declared, CNH will implement certain terms and conditions contained in its last offer. Specific changes include a move to a nationally competitive healthcare plan similar to plans offered to the rest of CNH’s U.S. workforce. In addition, CNH’s portion of the annual healthcare premium contributions for future retirees will be subject to caps, beginning in 2008. A new hire wage package that is competitive in the local markets where CNH operates will also be implemented. Under the new terms and conditions, employees hired prior to April 1, 2004 will have no change to their wage rate. Certain non-competitive programs will be eliminated, including guaranteed bonuses and ineffective attendance reward schemes. Increased flexibility in addressing the seasonality of our business will be achieved through the use of supplemental employees and the ability to schedule overtime.

“While we recognize that these changes are significant for our employees” Graham explained, “these changes are consistent with the wage and benefit structure for the overwhelming majority of our U.S. hourly workforce and with the local labor markets in which we manufacture.”

In total, approximately 650 of the company’s 10,000 North American employees are represented by the UAW, with nearly all working at the two manufacturing locations in Racine Wisconsin and Burlington Iowa. CNH operates 41 manufacturing centers worldwide of which 14 are located in North America.

###

     CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by 12,000 dealers in approximately 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its products can be found on line at www.cnh.com.

■ CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com ■

News Release

CNH Declines UAW Offer to Return to Work

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939

Lake Forest, Illinois (November 22, 2004) CNH America LLC, a wholly owned subsidiary of CNH Global N.V. (NYSE:CNH), today declined the UAW’s return to work offer saying the company does not believe that it would be in the best interests of the company, its customers and dealers. The announcement by the union followed by several hours the company’s declaration that negotiations have reached an impasse.

“We do not think it is appropriate at this time to allow striking employees to return to work while the parties remain so far apart in the negotiation process,” CNH chief negotiator Tom Graham said. “When the UAW decided to strike, CNH was forced to initiate our contingency plans, which includes the use of salaried employees and temporary replacement workers to resume operations in our Racine and Burlington manufacturing plants. Until the parties have concluded their negotiations on a new contract that is acceptable to the company, we believe it is in the long-term best interests of the company, as well as our customers and dealers, to continue operations using a combination of temporary replacement workers and salaried employees.

“We remain committed to achieving a contract that is fair and equitable for all parties, enabling us to be competitive in the global marketplace we serve. We are prepared to meet with the UAW to clarify the company’s position and answer any questions the UAW may have regarding our final offer.”

Earlier today, CNH declared that contract talks between the company and the United Auto Workers (UAW) had reached an impasse, more than six months after the UAW rejected the company’s final proposal, and following the union’s subsequent strike on November 3, 2004.

In total, approximately 650 of the company’s 10,000 North American employees are represented by the UAW, with nearly all working at the two manufacturing locations in Racine Wisconsin and Burlington Iowa. CNH operates 41 manufacturing centers worldwide of which 14 are located in North America.

###

CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by 12,000 dealers in approximately 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its products can be found on line at www.cnh.com.

■ CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com ■

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
	By:	/s/ Giovanni B. Ravina
Giovanni B. Ravina
Senior Vice President, Human Resources

November 23, 2004